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Exhibit 99.3

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three months ended May 31, 2015. This MD&A should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three months ended May 31, 2015 and our Annual Information Form for the year ended February 28, 2015 (the "AIF") filed on SEDAR at www.sedar.com (SEDAR) and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR). Our unaudited consolidated interim financial statements and corresponding notes for the three months ended May 31, 2015 are available on SEDAR and EDGAR.

        Our unaudited consolidated interim financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars (USD). The information contained in this MD&A is dated as of July 8, 2015 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The contents of this MD&A have been approved by our Board of Directors, on the recommendation of its Audit Committee.

        We refer to both Nokia Solutions and Networks and its predecessor business Nokia Siemens Networks as "Nokia" in this MD&A. Nokia is a trademark of Nokia Corporation or its affiliates.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to our relationships with channel partners; our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward- looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are set forth in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

Risks and Uncertainties

        We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

  •
  our ability to maintain and grow our relationships with channel partners, including Nokia;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on our credit facilities;

  •
  our dependence on our ability to develop new products, enhance existing products and execute roll-outs on a basis that meets customer requirements;

  •
  our ability to successfully manage our resources;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly and annual revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  a lengthy and variable sales cycle;

  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  our exposure to credit risk for accounts receivable;

  •
  our dependence on the development and growth of the market for high- capacity wireless communications services;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  the ability of our customers to secure a license for applicable radio spectrum;

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  currency fluctuations;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  product defects, product liability claims, and health and safety risks relating to wireless products;

  •
  the impact that general economic weakness and volatility may be having on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants may have on our ability to raise capital and undertake certain business transactions;

  •
  risks associated with possible loss of our foreign private issuer status; and

  •
  risks and expenses associated with our common shares, including large fluctuations in the trading price of our common shares, and being a public company.

        In our most recent quarter ended on May 31, 2015, approximately 52% of our sales were through the Nokia channel. Recent developments within Nokia, including Nokia's introduction of a multi-vendor microwave ecosystem and Nokia's proposed combination with Alcatel-Lucent, have increased uncertainty for the future of this channel. See "Relationship with Nokia".

        Also see the discussion under "Liquidity and Capital Resources — Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF.

        Any of the risks referred to above could cause actual results or outcomes to differ materially from those discussed in forward-looking statements. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks and uncertainties, the forward-looking events described in this MD&A might not occur or might not occur when stated.

Non-GAAP Performances Measures

        Readers are cautioned that this MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. See discussion below under "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION

	Three Months Ended
	May 31, 2015	May 31, 2014	May 31, 2013
REVENUE	26,340	28,771	24,532
Cost of sales — before inventory provisions	20,496	22,795	21,613

Gross profit before inventory provisions (note 1)	5,844	5,976	2,919

	22.2%	20.8%	11.9%
Inventory provisions	295	90	99

Gross profit	5,549	5,886	2,820

	21.1%	20.5%	11.5%
EXPENSES
Research and development	3,885	4,265	5,302
Selling and marketing	3,244	3,365	3,382
General and administrative	3,834	4,426	4,748

	10,963	12,056	13,432

Loss before other items	(5,414)	(6,170)	(10,612)
Amortization of intangible assets	(183)	(309)	(559)
Accretion expense	(71)	(40)	(65)
Interest expense	(531)	(425)	(538)
Gain on change in estimate	—	101	—
Gain on contract amendment	—	—	5,285
Fair value adjustment — warrant liability	522	150	—
Foreign exchange (loss) gain	(80)	121	(98)

Loss before income taxes	(5,757)	(6,572)	(6,587)
Income tax expense	67	95	92

Net Loss	(5,824)	(6,667)	(6,679)
Net (Income) Loss Attributable to Non-Controlling Interest	(130)	35	54

Net Loss attributable to shareholders	(5,954)	(6,632)	(6,625)
Basic & Diluted loss per share	(0.08)	(0.11)	(0.17)
Basic & Diluted weighted average shares outstanding	75,298,537	58,194,153	38,059,919

Note 1: "Gross profit before inventory provisions" is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

        The principal differences between the three months ended May 31, 2015 and May 31, 2013 are explained as follows:

  •
  In the three month period ended May 31, 2015 the most significant contributor to the increase in revenue over the same period in fiscal year 2014 was the increase in direct sales in India and

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

    through the Nokia channel which was offset by lower sales to an OEM (original equipment manufacturer) in the United States.

  •
  Our gross profit percentage was higher during the three months ended May 31, 2015 compared to the same period in fiscal year 2014 because of a change in the mix of customers, lower product costs, lower freight expenses and warehousing costs.

  •
  Operating expenses in the three months ended May 31, 2015 were $2.5 million lower than they were in the same period two years prior primarily as a result of lower material for prototype spending, rental fees and professional costs.

        The principal differences between the three months ended May 31, 2015 and May 31, 2014 are explained as follows:

  •
  The reduction in revenue can be attributed to reduced sales through the Nokia channel which was offset partially by increased sales to a direct Tier 1 carrier located in India.

  •
  The gross profit percentage improved due to decreases in material costs and decreases in freight and other overhead related expenses.

  •
  Operating expenses decreased primarily as a result of decreased spending across a number of areas including materials for prototype purchasing and travel. A weakened Canadian dollar ("CAD") also reduced our USD-translated operating expenses.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data

	As at May 31, 2015	As at February 28, 2015
Assets
Current Assets
Cash and cash equivalents	18,908	23,692
Trade receivables	35,925	48,626
Inventory	35,133	24,294
Other current assets	4,708	5,834
Deferred tax asset	61	61

	94,735	102,507
Long Term Assets
Property and equipment	4,671	4,322
Deferred tax asset	1,473	1,485
Deferred financing cost	5	18
Intangible assets	776	794
Goodwill	11,927	11,927

	18,852	18,546
Total Assets	113,587	121,053

Liabilities
Accounts payable and accrued liabilities	37,506	40,163
Deferred revenue	858	830
Capital lease obligation	583	514

	38,947	41,507
Long Term Liabilities
Debt facility	33,700	32,400
Other long term liabilities	990	1,139
Warrant liability	717	1,239

	35,407	34,778
Shareholders' equity
Capital stock	220,968	220,952
Contributed surplus	8,661	8,388
Deficit	(181,875)	(175,921)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholder's equity	38,136	43,801
Non-controlling interests	1,097	967

Total Equity	39,233	44,768
Total Liabilities and Equity	113,587	121,053

Shares issued and outstanding	75,315,330	75,290,818

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended, May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes.

        Historically, our financial results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results reflect the project nature of network installations. In addition, results may vary as a result of staffing levels, infrastructure additions required to support our operations and material costs required to support design initiatives.

	FY14			FY15				FY16
	Aug 31 2013	Nov 30 2013	Feb 28 2014	May 31 2014	Aug 31 2014	Nov 30 2014	Feb 28 2015	May 31 2015

Revenue	25,453	22,169	17,857	28,771	37,933	47,320	43,742	26,340
Gross Profit before inventory provisions (note 1)	2,858	2,849	3,115	5,976	7,116	7,990	9,684	5,844
Gross Profit %	11.2%	12.9%	17.4%	20.8%	18.8%	16.9%	22.1%	22.2%
Inventory provisions	64	389	526	90	1,223	272	1,187	295
Gross Profit after inventory provisions	2,794	2,460	2,589	5,886	5,893	7,718	8,497	5,549
Gross Profit % after inventory provisions	11.0%	11.1%	14.5%	20.5%	15.5%	16.3%	19.4%	21.1%
Operating Expenses	12,391	12,623	11,790	12,056	12,165	12,192	11,304	10,963
Loss before other items	(9,597)	(10,163)	(9,201)	(6,170)	(6,272)	(4,474)	(2,807)	(5,414)
–(gross profit less operating expenses)
Loss for the period	(10,601)	(5,622)	(11,599)	(6,667)	(8,410)	(3,436)	(2,123)	(5,824)
Net loss per share
Basic and Diluted	(0.28)	(0.12)	(0.20)	(0.11)	(0.14)	(0.05)	(0.03)	(0.08)
Weighted average number of shares outstanding
Basic & Diluted	38,112,887	47,329,275	57,062,936	58,194,153	63,894,060	75,254,452	75,276,644	75,298,537
Total Assets	89,221	98,113	91,120	86,130	110,597	120,291	121,053	113,587

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended, May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

        We support product lines branded under the names Horizon, Avenue and Avenue Lite, Harmony and Harmony Lite, and Harmony Eband. The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing numbers of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services. Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers.

        We sell our products both directly and indirectly through our channel partners.

        Our direct customers are typically service providers that operate networks in large geographical areas. The sales cycle to this class of customer typically involves a trial (or trials), and typically requires nine to twelve months from first contact before orders are received, but can be longer, particularly in greenfield situations. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply agreement. Master supply agreements provide the framework for future business and do not generally include any volume commitments.

        Our channel partners are distributors, value-added resellers and OEMs including system integrators and network equipment vendors. In 2012, we acquired Nokia's microwave product line, and since that time Nokia has been our principal channel partner. Nokia rebrands our Harmony product as FlexiPacket. During the three months ended May 31, 2015, the Nokia channel accounted for 52% of our sales.

        We also have a 50.1% owned subsidiary, DragonWave HFCL India Private Limited ("DragonWave HFCL") to address the Indian market. Because we have a controlling interest in the subsidiary we consolidate its results. During the first three months of fiscal year 2016, our sales of services and locally sourced material in India flowed through DragonWave HFCL and accounted for $1.8 million of our total revenue in the three months ended May 31, 2015.

        We outsource most of our manufacturing and certain elements of the supply chain management and distribution functions. Outsourcing these functions allows us to focus on designing, developing, selling and supporting our products. Our research and development expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended, May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our industry is global and highly competitive. We face competition in our target markets from two types of microwave equipment suppliers: hybrid equipment suppliers (including NEC Corporation, Alcatel-Lucent, Ericsson and Huawei) and suppliers, like us, of Ethernet equipment (including SIAE Microelettronica, Ceragon Networks Ltd. and Aviat Networks, Inc.). We also face competition from full service network integrators such as Huawei, NEC Corporation, Alcatel-Lucent and Ericsson, who have developed competing Ethernet-based products for IP networks.

        Our business priorities include: managing resources to minimize cash demands; strengthening our balance sheet; maintaining our global reach while focusing on key revenue growth areas; maintaining and growing our relationships with channel partners; building on customer wins; and building toward leadership in outdoor smallcell backhaul.

        Our primary operational objective continues to be to achieve cash flow break-even from operations. To this end, we plan to focus on new revenue opportunities; continuing to optimize costs associated with manufacturing and logistics with the objective of improving gross profit performance and; closely monitoring operating expenses to ensure we leverage our current business model.

Recent Developments

Highlights of Our Financial Results

        The following are key points on our results of operations for the first quarter ended May 31, 2015, compared to the same period in fiscal year 2015:

  •
  Our revenue decreased by $2.4 million between the first quarter of fiscal year 2015 and the first quarter of fiscal year 2016. The primary factors contributing to revenue changes are:

  •
  A reduction in sales through the Nokia channel (Q1 FY2016 vs. Q1 FY2015 decrease of $3.9 million).

  •
  Growth in direct sales to a Tier 1 carrier located in India (Q1 FY2016 vs. Q1 FY2015 increase of $3.3 million).

  •
  Decreases in direct sales in Europe, the Middle East & Africa offset with less significant increases in sales in other geographic regions (Q1 FY2016 vs. Q1 FY2015 net decrease of $1.8 million).

  •
  Our gross profit percentage in the first quarter of fiscal year 2016 increased to 21.1%, compared to 20.5% in the first quarter of fiscal year 2015. The increased gross profit percentage relates to lower material costs and a more favourable customer and product mix.

  •
  Operating expenses decreased by $1.1 million when comparing the three months ended May 31, 2015 with the same three month period in the previous year. The following table highlights the key factors contributing to the decrease.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended, May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Q1 FY2016 vs. Q1 FY2015
Key Drivers:
Compensation related spending (including termination costs of $0.4 million)	0.7
Material spending on prototypes & tooling costs	(0.6)
Depreciation	(0.2)
Travel & Living	(0.1)
Contractor and professional services spending	(0.1)
Foreign exchange benefit to operating expenses of translating Canadian dollar expenses to USD	(0.8)

(as the Canadian dollar has weakened our USD translated expenses have decreased)	(1.1)

  •
  A fair value adjustment gain of $0.5 million was realized during the three months ended May 31, 2015, as a result of a depreciation of the warrant valuation on the remaining warrants outstanding from the 2013 Equity Offering (defined below) and the 2014 Equity Offering (defined below). This compared to a fair value adjustment gain of $0.2 million in the three months ended May 31, 2014 resulting from the 2013 Equity Offering.

  •
  Other items before taxes impacting the loss in the first quarter of fiscal year 2016 totaled $0.9 million and included amortization of software assets, accretion expense, interest expense, and a foreign exchange loss.

  •
  The net loss applicable to shareholders was $6.0 million for the three months ended May 31, 2015.

  •
  In the three months ended May 31, 2015 we drew an additional $1.3 million on our line of credit which became available to us as our accounts receivable balance increased. The balance of our debt facility as at May 31, 2015 is $33.7 million. Our ending cash position at May 31, 2015 was $18.9 million, as compared to $23.7 million at February 28, 2015.

Changes to the Board of Directors

        In connection with our June 2015 annual meeting of shareholders, we announced changes to the composition of the board of directors. Robert Pons did not stand for re-election as a director. The vacancy on the board of directors was filled by the election of Russell Frederick who also continues to serve as our Chief Financial Officer.

New Wins

        On May 15, 2015 we announced that we had signed a supply agreement for our microwave radio systems and related services with a leading Indian telecommunications company. Under this new supply agreement, we have received initial purchase orders to provide more than 3,000 turnkey links of our next-generation Harmony Enhanced high-capacity, long-reach microwave radio system to support the mobile operator's upgrade and expansion of its nationwide 3G and 4G wireless services in India.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended, May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        On June 4, 2015 we announced that we had received additional multi-million-dollar turnkey purchase orders for Horizon Compact+ radio systems from a major Indian Telecom and Broadband Service Provider. The orders also include services to be delivered by our joint venture, DragonWave HFCL.

Revenue Expectations–Update to Guidance for Q1 Fiscal Year 2016

        On May 12, 2015, at the time of the release of our financial statements for the fourth quarter ended February 28, 2015, we announced that we looked forward to double-digit year-over-year revenue growth in fiscal year 2016 and that the strongest contribution to revenue growth in fiscal year 2016 is expected to come from expanding direct business with current and new Tier 1 mobile operators. The revenue in the first quarter of fiscal year 2016 was expected to be in the $30 to $33 million range. On June 3, 2015, we communicated updated revenue expectations of approximately $27.0 million in revenue for the quarter ended May 31, 2015. Revenue was anticipated to be lower due to shipments not making the first quarter cut off. These shipments are now expected to occur in the second quarter of fiscal year 2016. Actual revenue in the first quarter of fiscal year 2016 decreased by $17.4 million compared to the fourth quarter of fiscal year 2015. The primary drivers for the decrease were as follows:

Three months ended February 28, 2015	43,742

Decrease in direct sales to Tier 1 carriers located in India	(4,046)
Decrease in sales through Nokia Channel	(6,556)
Decrease in direct and indirect sales in North America	(2,924)
Decrease in direct sales in Europe, Middle East & Africa	(3,539)
Other	(337)

(17,402)

Three months ended May 31, 2015	26,340

Relationship with Nokia

        We closed our acquisition of Nokia's microwave transport business on June 1, 2012. At the time of the acquisition we became the preferred strategic supplier of packet microwave and related products to Nokia. The integration phase for the transaction is now complete.

        On April 10, 2013 we announced a renewed framework with Nokia which included:

  •
  The settlement of a contingent receivable whereby Nokia paid us $13.8 million (balance sheet impacting only).

  •
  The termination of a services agreement with Nokia which resulted in a reduction of our accounts payable by $13.3 million.

  •
  The elimination of a capital lease obligation ($1.3 million) and corresponding assets ($0.6 million).

  •
  Our agreement to a termination fee in the amount of $8.7 million to be paid by us to Nokia in installments. As of May 31, 2015 and as of the date of this MD&A, $4.4 million of this fee has been paid.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended, May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Over time, our relationship with Nokia has become one based on the value that each party brings to the other across diverse domains including technology collaboration, product management and customer services and support. Either party may use alternative partners or products. Nokia has recently announced the formation of a microwave ecosystem administered through its Partner Business Unit (PBU). The PBU was established to facilitate Nokia's delivery of partner products and services alongside the Nokia portfolio. We are a member of PBU's microwave ecosystem together with other microwave vendors. In April 2015, Nokia announced its proposed combination with Alcatel-Lucent (ALU), which has a vertically integrated microwave business unit. The combination is subject to regulatory approvals and other conditions.

        While Nokia has reaffirmed its commitment to partnering, both the introduction of the multi-vendor microwave ecosystem and the proposed Alcatel-Lucent combination increases uncertainty for the future of this channel. In recognition of this and the recent reduction in demand through this channel, we have been working with Nokia to change our existing contractual framework to better support our cash flow needs and rationalize future legacy support obligations.

Strategic Review Process

        Our Board of Directors reviews our corporate strategy on an ongoing basis. The Board has commenced an intensified review of strategic and financial alternatives that may be available, including a potential sale of the Company, debt or equity financing, business combinations, joint ventures and strategic alliances, and ways to optimize our stand-alone plan. To assist in the strategic and financial elements of this review, CIBC World Markets Inc. has been engaged as adviser to the Board and H. C. Wainwright & Co. has been engaged to investigate financing options for the Company. The strategic review is being overseen by the Strategy Committee of the Board, which currently consists of independent directors Claude Haw and Cesar Cesaratto.

Adjusted Cashflow from Operations/Adjusted EBITDA

Please note: Adjusted Cashflow from Operations/Adjusted EBITDA is a non-GAAP measure. See "Use of Non-GAAP Performance Measures".

	FY16 Q1	FY15 Q4	FY15 Q3	FY15 Q2
Revenue	26,340	43,742	47,320	37,933
Cost of Sales	20,791	35,245	39,602	32,040

Gross Profit	5,549	8,497	7,718	5,893
	21.1%	19.4%	16.3%	15.5%
Add:
Inventory Provisions	295	1,187	272	1,223

Gross profit before inventory provisions (Note 1)	5,844	9,684	7,990	7,116
	22.2%	22.1%	16.9%	18.8%
Operating Expenses	10,963	11,304	12,192	12,165
Less:
Amortization	(472)	(446)	(519)	(658)
Stock-based compensaton	(277)	(302)	(321)	(288)

	10,214	10,556	11,352	11,219

Adjusted Cashflow from Operations/Adjusted EBITDA	(4,370)	(872)	(3,362)	(4,103)

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Revenue and Expenses

  Revenue

        We continue to have one reportable segment, broadband wireless backhaul equipment. The vast majority of our sales come from the shipment of equipment (as opposed to services or software) either through direct sales, sales to distributors, or through original equipment manufacturers (OEMs).

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the unique requirements of each region. Through co-operation with our channel partner, Nokia, we have visibility to the geographical location of our shipments through Nokia's various warehouses. The table below displays this information.

	Three Months Ended May 31, 2015				Three Months Ended May 31, 2014
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	682	—	682	3%	630	—	630	2%
Europe	824	6,528	7,352	28%	2,249	8,382	10,631	37%
India	3,264	568	3,832	14%	—	872	872	3%
United States	5,958	—	5,958	23%	5,923	—	5,923	21%
Asia Pacific	415	1,755	2,170	8%	104	4,494	4,598	16%
Africa	351	1,690	2,041	8%	228	1,265	1,493	5%
Middle East	433	3,194	3,627	14%	1,599	2,505	4,105	14%
Carribean & Latin America	673	5	678	2%	401	119	519	2%

	12,600	13,740	26,340	100%	11,134	17,637	28,771	100%

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of products purchased from outsourced manufacturers. Final testing and assembly for the links sold by us is carried out both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of a number of outsourced contract manufacturers with locations in Germany, China and Malaysia.

        Research and development ("R&D") costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Sales and marketing ("S&M") expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative ("G&A") expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business.

Comparison of the three months ended May 31, 2015 and May 31, 2014

Revenue

Three Months Ended
May 31, 2015	May 31, 2014	Variance
$	$	$
26,340	28,771	(2,431)

        The two main factors which led to the change in revenue when compared to the prior year period were a decrease in sales through the Nokia channel coupled with the deployments in Europe and the Middle East which required shipments in the first quarter in the prior fiscal year, but which are now complete. These decreases were offset by shipments into India for a new customer win in the region.

Three Months Ended
Revenue ended May 31, 2014	28,771
Decrease in sales through Nokia Channel	(3,897)
Growth in direct sales to a Tier 1 carrier located in India	3,264
Increase in direct and indirect sales in North America	87
Decrease in direct sales in Europe, Middle East & Africa	(2,468)
Other	583

Total Change	(2,431)

Revenue ended May 31, 2015	$26,340

Gross Profit

	Three Months Ended
	May 31, 2015	May 31, 2014	Variance
	$	$	$
Gross Profit before inventory provisions (Note)	5,844	5,976	(132)
	22.2%	20.8%	1.4%
Inventory provisions	295	90	205
Gross Profit	5,549	5,886	(337)
	21.1%	20.5%	0.6%

Note: Gross profit before inventory provision is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our gross profit percentage improved during the three months ended May 31, 2015 compared to the same period the prior fiscal year. This improvement relates primarily to lower freight costs, and manufacturing overhead including warehousing expenses.

Expenses

Research and Development ("R&D")

Three Months Ended
May 31, 2015	May 31, 2014	Variance
$	$	$
3,885	4,265	(380)

        R&D spending is lower as a result of decreased spending across a wide variety of categories. These decreases were offset in part by higher compensation related costs which included $0.3 million in termination payments for staff reductions in China. The impact of a weakened Canadian dollar reduced our Canadian dollar R&D expenses when translated to United States dollars by $0.2 million in the three months ended May 31, 2015.

Changes to R&D Expense in USD Millions:

Q1 FY2016 vs. Q1 FY2015
Key Drivers:
Compensation related spending (includes termination costs of $0.3 million)	0.4
Depreciation	(0.3)
Material spending on prototypes	(0.2)
Rent (China)	(0.1)
Foreign exchange–benefit of weaker Canadian dollar when translated to USD	(0.2)

(0.4)

Sales and Marketing ("S&M")

Three Months Ended
May 31, 2015	May 31, 2014	Variance
$	$	$
3,244	3,365	(121)

        The S&M organization, which includes marketing, product line management, customer service and sales was also impacted by staff reductions in the first quarter of fiscal year 2015 as we direct some of our

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

attention away from the Brazilian market and toward other regions including India. The organization also benefited from the translation of Canadian dollar expenses to United States dollars in the first quarter of fiscal year 2015.

Changes to S&M expense in USD Millions:

Q1 FY2016 vs. Q1 FY2015
Key Drivers:
Compensation related spending (including termination costs of $0.1 million)	0.2
Other	0.1
Variable compensation (program changes and lower revenue)	(0.1)
Travel & living	(0.1)
Foreign exchange–benefit of weaker Canadian dollar when translated to USD	(0.2)

(0.1)

(Canadian dollar to USD average rates: Q1 FY2016–.80363; Q1 FY2015–.906833)

General and Administrative ("G&A")

Three Months Ended
May 31, 2015	May 31, 2014	Variance
$	$	$
3,834	4,426	(592)

        G&A expenses include Finance, HR, the Executive office, as well as the portion of the costs of the Operations organization which do not flow directly into Cost of Goods sold. The table below shows that growth in a number of areas has been offset by the impact of the foreign currency translation of the largely Canadian dollar expense base.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to G&A Expenses in USD Millions:

Q1 FY2016 vs. Q1 FY2015
Key Drivers:
Compensation related spending	0.1
Professional fees and contractor spending	(0.1)
Costs of the Operations teams not in Cost of Goods Sold	(0.2)
Other	(0.1)
Foreign exchange–benefit of weaker Canadian dollar when translated to USD	(0.3)

(0.6)

(Canadian dollar to USD average rates: Q1 FY2016–.80363; Q1 FY2015–.906833)

Amortization of Intangible Assets

	Three Months Ended
	May 31, 2015	May 31, 2014	Variance
	$	$	$
Amortization of computer software & infrastructure software	183	309	(126)

	183	309	(126)

        The amortization of software has decreased significantly as the net book value of intangible assets including Infrastructure Systems Software and Computer Software is reduced.

Accretion Expense

Three Months Ended
May 31, 2015	May 31, 2014	Variance
$	$	$
71	40	31

        During the three months ended May 31, 2015 we incurred accretion expenses associated with a termination liability in connection with the termination of a services agreement with Nokia discussed above under "Relationship with Nokia" and a smaller portion associated with capital leases. The accretion expense in the three months ended May 31, 2014 relates to capital leases which we acquired as part of our acquisition of Nokia's microwave transport business.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Interest Expense

	Three Months Ended
	May 31, 2015	May 31, 2014	Variance
	$	$	$
Amortization of deferred financing costs	13	146	(133)
Interest on the Debt	544	270	274
Other	(26)	9	(35)

	531	425	106

        We have a credit line available to us of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. The credit line will expire on June 1, 2016.

        As of May 31, 2015, $33.7 million is outstanding on the line of credit and $1.9 million against its letter of credit facility. As of the date of this MD&A, no additional funds have been drawn down on the line of credit. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. During the three months ended May 31, 2015 the weighted average debt outstanding was $32.6 million (three months ended May 31, 2014–$15.3 million). We capitalized the fees associated with the creation and renegotiation of the line and are amortizing those costs over the life of the facility.

Gain on Change in Estimate

Three Months Ended
May 31, 2015	May 31, 2014	Variance
$	$	$
—	101	(101)

        During the three month period ended May 31, 2014, we revised the Italian termination fee estimate and determined the payment schedule of the Italian operations termination fee. This resulted in a gain of $0.1 million in change in estimate.

        The total termination fee liability is valued at $3.3 million as at May 31, 2015 all of which is considered short term in nature.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair Value Adjustment–Warrant Liability

Three Months Ended
May 31, 2015	May 31, 2014	Variance
$	$	$
522	150	372

        The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. Increases or decreases in fair value of the warrants are included as a component of other income (expense) in our consolidated statement of operations. The income for the three months ended May 31, 2015 related to the warrants which were issued pursuant to the 2013 Equity Offering and the 2014 Equity Offering.

Foreign Exchange (Loss) Gain

Three Months Ended
May 31, 2015	May 31, 2014	Variance
$	$	$
(80)	121	(201)

        The foreign exchange gains and losses result from the translation of foreign denominated monetary accounts and the strength of the U.S. dollar relative to foreign currencies. During the three months ended May 31, 2015 the translation of cash accounts resulted in foreign currency losses of $0.2 million while the translation of foreign currency denominated liability accounts, particularly those denominated in Euro, resulted in foreign currency gains. The net of these transactions resulted in a foreign currency loss of $80 thousand in the three months ended May 31, 2015.

Income Taxes Expense

Three Months Ended
May 31, 2015	May 31, 2014	Variance
$	$	$
67	95	(28)

        The tax expense in the three months ended May 31, 2015 reflects the anticipated payment of cash taxes in India and in entities which perform services for DragonWave internationally including China. Services performed by other entities in the world may include sales or customer support and R&D.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Use of Non-GAAP Performance Measures

  "Gross profit before inventory provisions"

        In this MD&A we break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to discontinuance of products. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provisions" consistently over each fiscal period.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three months ended May 31, 2015 to "Gross profit before inventory provisions" is "Gross profit".

  "Adjusted Cashflow from Operations/Adjusted EBITDA"

        In this MD&A we also break out "Adjusted Cashflow from Operations" also called "Adjusted EBITDA". This measure corresponds to earnings before interest, taxes, depreciation and amortization less elements that are non-cash in nature. Because it omits non-cash items, we feel that Adjusted Cashflow from Operations/Adjusted EBITDA better represents the cash impact of the results of operations in the period. Adjusted Cashflow from Operations/Adjusted EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. Consistent improvement in Adjusted Cashflow from Operations/Adjusted EBITDA is one of management's primary objectives. Reducing cash usage from drivers other than working capital and capital investments is an important objective for us and we believe this financial measure is therefore useful to investors in evaluating our operating performance.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three months ended May 31, 2015 to "Adjusted Cashflow from Operations/Adjustment EBITDA" is "Net Loss". A reconciliation of "Adjusted Cashflow from Operations/Adjusted EBITDA" to "Net Loss" is set out below.

        Reconciliation of Adjusted Cashflow from Operations/Adjusted EBITDA to Net Loss

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

	FY16 Q1	FY15 Q4	FY15 Q3	FY15 Q2
Adjusted Cashflow from Operations/Adjusted EBITDA	(4,370)	(872)	(3,362)	(4,103)
Include the following items:
Amortization	(472)	(446)	(519)	(658)
Stock-based compensaton	(277)	(302)	(321)	(288)
Inventory provisions	(295)	(1,187)	(272)	(1,223)
Amortization of intangible assets	(183)	(207)	(333)	(339)
Accretion expense	(71)	(59)	(69)	—
Interest expense	(531)	(452)	(301)	(379)
(Loss)/Gain on change in estimate	—	(234)	200	—
Gain on sale of fixed assets	—	—	18	—
Warrant issuance expenses	—	—	—	(221)
Fair value adjustment–warrant liability	522	979	1,880	(1,002)
Foreign exchange (loss) gain	(80)	327	145	253
Income taxes	(67)	330	(502)	(450)

Net Loss	(5,824)	(2,123)	(3,436)	(8,410)

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at May 31, 2015	As at February 28, 2015
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	18,908	23,692
Working Capital	55,788	61,000
Long Term Assets	18,852	18,546
Long Term Liabilities	35,407	34,778
Working Capital Ratio	2.4 : 1	2.5 : 1
Days Sales Outstanding in accounts receivable	106 days	96 days
Inventory Turnover	2.9 times	6.5 times

Note: Days Sales Outstanding in accounts receivable excluding a Tier 1 carrier in India at May 31, 2015 were 58 days (59 days at February 28, 2015)

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Cash and Cash Equivalents

        As at March 31, 2015, we had $18.9 million in Cash and Cash Equivalents ("Cash"), representing a $4.8 million decrease from the Cash balance at February 28, 2015.

        The following table explains the change in Cash during the three months ended May 31, 2015.

Three Months Ended May 31, 2015
Beginning Cash Balance	23,692
Net Loss–adjusted for non cash items	(4,838)
Change in inventory (net of inventory provisions)	(11,134)
Change in accounts receivable, and other current assets	13,804
Change in accounts payable and other liabilities	(1,717)
Nokia termination liability	(1,119)
Change in other	(162)

Working capital changes and other changes	(328)

Capital asset acquisitions	(821)
Purchases of intangible assets	(165)

Cash used in investing activities	(986)

Change in debt facility	1,300
Capital leases	56
Other changes to equity (ESPP and issuance costs charged to warrant)	12

Cash provided through financing activities	1,368

Total Change in Cash	(4,784)

Ending Cash Balance	18,908

        Key points associated with the Cash decrease of $4.8 million in the first quarter of fiscal year 2016 include:

  •
  We utilized $4.8 million in cash from operations.

  •
  Working capital increases and decreases utilized approximately $0.3 million in cash in the quarter. Successful collection efforts on outstanding accounts receivable, were offset by growth in inventory.

  •
  We continued to invest in capital equipment and software required to meet capacity requirements and changing test capability requirements of the Harmony Enhanced product portfolio.

  •
  We borrowed a further $1.3 million against the line of credit.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Working Capital

Changes in working capital	February 28, 2015 to May 31, 2015
Beginning working capital balance	61,000
Cash and cash equivalents	(4,784)
Trade receivables	(12,701)
Inventory	10,839
Other current assets	(1,126)
Accounts payable and accrued liabilities	2,657
Deferred revenue	(28)
Capital lease obligation	(69)

Net change in working capital	(5,212)

Ending working capital balance	55,788

  Trade Receivables

        Our trade receivables balance decreased by $12.7 million between February 28, 2015 and May 31, 2015 primarily due to lower sales levels in the three months ended May 31, 2015 compared with the prior three month period. Significant attention was paid to collection activities again this quarter and as a consequence we collected approximately $38 million from trade receivables in the first quarter of the fiscal year ($34 million in Q4 FY2015). Our days sales outstanding performance, excluding one customer with extended payment terms in India, was 58 days at May 31, 2015 (59 days at February 28, 2015). Our sales outstanding including all customers in the calculation increased from 96 days at February 28, 2015 to 106 days at May 31, 2015. Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (May 31, 2015–1.0%; February 28, 2015–1.0%).

        As at May 31, 2015, two customers exceeded 10% of the total receivable balance. These customers represented 44% and 24% of the trade receivables balance (February 28, 2014–two customers represented 37% and 34% of the trade receivables balance).

        Included in G&A expenses is a nominal bad debt expense for the three month period ended May 31, 2015 (first quarter fiscal year 2015–nominal).

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Inventory

        The inventory balance increased by $10.8 million relative to the closing balance at February 28, 2015. By product category the increases in inventory are as follows in USD millions:

Closing inventory February 28, 2015	24.3

Increase in Harmony (Flexipacket) product porfolio	8.6
Increase in Horizon Compact Plus	1.3
Increase in inventory held for customer support & warranty	0.4
Increase in Quantum	0.3
Other	0.2

Net Change in Inventory	10.8

Ending inventory at May 31, 2015	35.1

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance decreased by $2.7 million between February 28, 2015 and May 31, 2015 primarily due to a decrease in invoices received for raw materials. This decrease is associated with lower shipments in the quarter. In addition, accounts payable decreased as a result of a payment to Nokia of the termination fee of $1.1 million.

Debt Facility

        On January 6, 2014, we extended the credit facility with Comerica Bank and Export Development Canada which will mature on June 1, 2016. The revised line has been increased to $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities and will expire on June 1, 2016. The new terms of the credit facility include customary terms, conditions, covenants, and representations and warranties. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at May 31, 2015, we had $33.7 million drawn on this facility, and in addition had utilized $1.9 million for letters of credit. Access to additional available funds is geared to future growth in accounts receivable. The credit facility is secured by a first priority charge on all of our assets and principal direct and indirect subsidiaries. Borrowing options under the credit facility include U.S. dollars, Canadian dollars and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the thirty month term of the facility.

        The credit facility contains financial covenants including minimum tangible net worth requirements, holding a minimum of $10.0 million within our lenders (Comerica Bank) operating account, and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on our ability to acquire capital assets above a threshold over a trailing six month period. Upon an event of default, outstanding obligations would be immediately due and payable unless a waiver is received.

        We were in compliance with all covenants as at May 31, 2015.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Equity Offerings and Use of Proceeds

2014 Equity Offering

        On August 1, 2014 we completed a public equity offering (the "2014 Equity Offering"). Under the terms of the 2014 Equity Offering, we issued and sold 15,927,500 units at CAD$1.80 per unit for aggregate gross proceeds of $26.2 million (CAD$28.7 million). After deducting commissions and expenses, we realized net proceeds of $24.0 million. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one of our common shares at an exercise price of CAD$2.25 per share until August 1, 2016. Upon issuance, we recognized a liability in the amount of $2.6 million for the warrants.

2013 Equity Offering

        On September 23, 2013, pursuant to the public equity offering of units (the "2013 Equity Offering"), we issued 11,910,000 common shares and 8,932,500 warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of $22.4 million. The units were offered at a price of $2.10 per unit. Each unit consisted of one common share and three quarters of one warrant. Each whole warrant originally entitled the holder to purchase one common share at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. In connection with the 2014 Equity Offering, and pursuant to the terms of such warrants, the exercise price of the warrants issued in the 2013 Equity Offering was changed to $1.30 per share. As at September 23, 2013 we recognized a liability in the amount of $6.4 million for the warrants.

Use of Proceeds

        On August 1, 2014, pursuant to the 2014 Equity Offering, we issued 15,927,500 common shares and 7,963,750 warrants for proceeds, before deducting fees and expenses, of approximately CAD$28.7 million. After deducting fees and expenses, we realized net proceeds of $24.0 million (CAD$26.2 million).

        As previously disclosed, we planned to use the proceeds we received from the 2014 Equity Offering as follows: approximately CAD$11.5 million to strengthen our balance sheet, approximately CAD$5.7 million to fund working capital and approximately CAD$5.7 million for general corporate purposes. A portion of the aggregate net proceeds of the 2014 Equity Offering (being CAD$3.3 million) was received by us as a result of the exercise of the over-allotment option by the underwriters on August 1, 2014. As a result, the net proceeds were greater than anticipated. The additional net proceeds will be used to fund working capital.

        In our industry, a strong balance sheet (in the sense of a cushion of available cash) is attractive to customers as it demonstrates the capacity to ramp up and support higher production levels. In some longer term and larger deployments, a certain amount of cash on the balance sheet is a precondition to qualifying to supply products. To the extent we are successful in winning more business, funds allocated to strengthening our balance sheet may be reallocated to supporting higher levels of production, including purchases of component inventory to support our supply chain. Any amounts for general working capital remain unallocated and will be expended at the discretion of management.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Although we intend to use the net proceeds from the 2014 Equity Offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events and other sound business reasons, make such use necessary or prudent.

Reconciliation of Use of Proceeds

        The following table sets out a comparison of the intended use of proceeds disclosed in the prospectus supplement dated July 25, 2014 publicly filed in connection with the 2014 Equity Offering (other than working capital):

Intended Use of Proceeds	Estimated Amount	Actual Use of Proceeds	Actual Amount	Variances
Strengthen our balance sheet	CAD$11.5 million	Strengthen our balance sheet	CAD$11.5 million	No variances to date
General corporate purposes	CAD$5.7 million	General corporate purposes	CAD$5.7 million	No variances to date

Liquidity Discussion

        Our consolidated interim financial statements for the three months ended May 31, 2015 have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities in the normal course of business. We have consumed a significant amount of cash resources during the past three years, mainly attributable to material and operating expense base reductions that lagged reductions in sales volumes, and our acquisition and integration of Nokia's microwave transport business.

        We have formulated a plan to return to cashflow break-even from operations and to continue to operate as a going concern. We plan to continue utilizing our asset backed lending facilities described in the "Debt Facility" section above to finance our working capital needs. Given the Company has continued to consume cash the Company may need to access new sources of capital to fund the business.

        Some of the significant assumptions and associated risks of our plan to achieve cashflow break-even from operations include:

  •
  Achieving growth in sales including capturing new accounts;

  •
  Reducing the costs of our products to improve margin performance on hardware;

  •
  Continue to reduce operating expenses;

  •
  Continued access to debt under arrangements with our current lenders including renewal of credit line; and

  •
  Adapting to changes resulting from Nokia's creation of its PBU and microwave ecosystem and Nokia's proposed combination with ALU.

        While we believe that our assumptions are reasonable, actual events or circumstances may cause our assumptions to be incorrect and actual results may differ materially from the plan.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Commitments as at May 31, 2015

        Future minimum operating lease payments as at May 31, 2015 per fiscal year relate to leases of office and warehouse space.

        They are as follows:

		Payment due by period (Figures are in thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total Operating Lease Obligations	$2,505	$1,202	$1,303	—	—

        We are subject to claims and legal actions in the normal course of our business activities. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

        Our warrants issued on August 1, 2014 in connection with the 2014 Equity Offering are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Global Market under the symbol DRWIW.

        The following tables show common share activity in the three months ended May 31, 2015.

Common Shares
Balance at February 28, 2015	75,290,818

Other	24,512

Balance at May 31, 2015	75,315,330

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is a summary of stock option activity:

	Three months ended May 31, 2015
	Options	Weighted Average Exercise Price (CAD)
Options outstanding at February 28, 2015	3,985,587	$3.05
Granted	1,490,200	$0.77
Forfeited	(182,123)	$7.31

Options outstanding at May 31, 2015	5,293,664	$2.26

        As at May 31, 2015 the following securities were issued and outstanding: 75,315,330 common shares, options to purchase 5,293,664 common shares granted under our Share Based Compensation Plan, 60,000 restricted share units ("RSUs") granted under our Share Based Compensation Plan, and warrants exercisable for 10,052,500 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

        On March 5, 2015 we announced that we had received a notice from NASDAQ that we were not in compliance with NASDAQ's Listing Rule 5450(a)(1), as the minimum bid price of our common shares had closed below $1.00 per share for 30 consecutive business days. The notification of noncompliance has no immediate effect on the listing or trading of our common shares on the NASDAQ Global Market under the symbol "DRWI".

        As of July 8, 2015 the following securities were issued and outstanding: 75,325,571 common shares, options to purchase 5,029,978 common shares granted under our Share Based Compensation Plan, 60,000 RSUs granted under our Share Based Compensation Plan, and warrants exercisable for 10,052,500 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate of 25%. During the three months ended May 31, 2015 a total of 19,609 common shares were purchased by employees at fair market value, while we issued 4,902 common shares as its matching contribution. The shares we contributed will vest twelve (12) months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest. The total fair value of the shares earned during the three months ended May 31, 2015 was $3 thousand (three months ended May 31, 2014–$4 thousand). The fair value of the unearned ESPP shares as at May 31, 2015 was $13 thousand (May 31, 2014–$12 thousand). The number of shares held for release, and still restricted under the ESPP at May 31, 2015 was 13,832 (May 31, 2014–7,466).

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Restricted Share Units (RSUs)

        Pursuant to the terms of our Share Based Compensation Plan, we entered into restricted share unit agreements with certain of our independent directors. These units which were issued during July 2014 are unvested and subject to each director's continued engagement on the Board for a period of one year from the date of issuance.

        The following table sets forth the summary of RSU activity under our Share Based Compensation Plan for the three months ended May 31, 2015:

	Three months ended May 31, 2015
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2015	80,000	$2.15
Forfeited	(20,000)	$2.15

RSU balances at May 31, 2015	60,000	$2.15

        We have recognized $25 thousand for the three months ended May 31, 2015 as compensation expense for restricted share units, with a corresponding credit to contributed surplus.

        There were no RSUs vested as of May 31, 2015. All RSUs will vest during the second quarter of fiscal year 2016 with the exception of 20,000 RSUs which were cancelled on April 14, 2015.

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2015	$5,490
Luxembourg City	Luxembourg	FPS Office Center S.A.R.L.	Month to Month	$1,200
Singapore	Singapore	ARCC	February, 2016	$3,120
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$105,000
Herzlyia	Israel	Margalin Holdings Ltd.	November, 2015	$2,950
Shanghai	China	Shanghai Lingang Economic Development Group	September, 2017	$21,450
Gurgaon	India	Narinder Singh & Songs (P) LTD	March, 2018	$4,630
Gurgaon	India	Pinki Bansal	October, 2015	$460

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favorable.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at May 31, 2015, we have provisions totaling $0.1 million on inventory held by contract manufacturers that we do not expect to be fully used.

Financial Instruments

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of our financial instruments:

	May 31, 2015	February 28, 2015
Assets held at fair value (A)	18,908	23,692
Loans and receivables (B)	36,498	49,614
Other financial liabilities (C)	70,347	71,728
Liabilities held at fair value (D)	717	1,239

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, debt facility and termination fee

(D)
Warrant liability

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair value

        We classify our fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as the warrants issued in the 2014 Equity Offering are traded on the Toronto Stock Exchange and on the NASDAQ Global Market.

        As at May 31, 2015 we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Liabilities
Warrant liability	—	271	271

        As at February 28, 2015, we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Liabilities
Warrant liability	—	603	603

        A reconciliation of the Level 3 warrant liability measured at fair value for the three months ended May 31, 2015 follows:

	Three months ended May 31, 2015
	Warrants	$
Balance at February 28, 2015	2,088,750	603
Fair value adjustment–warrant liability	—	(332)

Balance at May 31, 2015	2,088,750	271

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

financing costs, recognized during the three months ended May 31, 2015 was $0.5 million on our cash, cash equivalents and debt facility (three months ended May 31, 2014–expense of $0.3 million).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at May 31, 2015 and February 28, 2015, we had no forward contracts in place. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statement of operations.

        As of May 31, 2015, if the U.S. dollar had appreciated 1% against all foreign currencies to which we have exposure, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a nominal decrease in after-tax net loss for the three months ended May 31, 2015 (three months ended May 31, 2014–decrease of $0.1 million) with an equal and opposite effect if the U.S. dollar had depreciated 1% against all foreign currencies at May 31, 2015.

Economic Dependence

        We were dependent on two key customers with respect to revenue in the three months ended May 31, 2015. These customers represented approximately 52% and 11% of sales (three months ended May 31, 2014–one customer represented 61%).

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three months ended May 31, 2015), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at May 31, 2015 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

(ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective and that there are no material weaknesses in the Company's disclosure controls and procedures as of May 31, 2015.

        Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements filed on SEDAR on May 12, 2015, has also audited the effectiveness of our internal control over financial reporting as of February 28, 2015, as stated in their report which is included in the annual audited financial statements.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Our standard warranty is typically between 12 and 36 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product are specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Advanced Replacement and Extended Warranty

        We offer our customers the option to purchase advanced replacement and extended warranty contracts either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides customers with the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 36 months. Our extended warranty programs enable customers to continue to have repairs made as needed and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and is not considered a separate unit of accounting.

  Installation

        Periodically, a customer may request that we arrange for the installation of our equipment. Installations are performed by a third party service provider. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of our acquisition of Nokia's microwave transport business. Shipping terms through the Nokia OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and Development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In April 2015, the FASB decided to propose a one-year deferral of the effective date by one year for fiscal years beginning after December 15, 2017, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated interim financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, "Compensation–Stock Compensation". The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated interim financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements–Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated interim financial statements.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        In January 2015, the FASB issued ASU No. 2015-01, "Income Statement–Extraordinary and Unusual Items". The amendments objective is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated interim financial statements.

        In April 2015, the FASB issued ASU No. 2015-03, "Interest-Imputation of Interest". The amendments in this update would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments in this Update. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated interim financial statements.

        In April 2015, the FASB issued ASU No. 2015-05, "Intangibles–Goodwill and Other–Internal Use Software". The amendments in this update will help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement by providing guidance as to whether an arrangement includes the sale or license of software. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated interim financial statements.

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  Exhibit 99.3